April 5, 2012

VIA EDGAR TRANSMISSION

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Amendment Withdrawal

AXA Premier VIP Trust

Securities Act of 1933 Post-Effective Amendment No. 36 and Investment Company

Act of 1940 Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A

Filed on April 3, 2012 (the “Amendment”)

(File Nos. 333-70754 and 811-10509)

Ladies and Gentlemen:

AXA Premier VIP Trust (the “Registrant”) hereby requests the withdrawal of the above-mentioned Amendment pursuant to Rule 477 under the Securities Act of 1933, as amended. The Amendment was originally filed with the Securities and Exchange Commission on April 3, 2012. No securities of the Funds were sold, or will be sold, pursuant to the Amendment. The Registrant is requesting withdrawal of the Amendment because it included an incorrect effective date. The Registrant plans to re-file the Amendment with a different effective date.

Sincerely,

AXA PREMIER VIP TRUST

By:	/s/ Steven M. Joenk

Steven M. Joenk

Chairman of the Board, Trustee, President and Chief Executive Officer